Independent Accountant's Review Report

The Italian Café, LLC

MARK V. WILNEWIC, CPA

EXHIBIT D

MARK V. WILNEWIC, CPA
900 GERALD AVENUE
SOUTH ELGIN, IL 60177
847-529-7375 mvwcpa@aol.com

Independent Accountants' Review Report

To The Members Of
The Italian Café, LLC

We have reviewed the accompanying balance sheet of The Italian Café, LLC as of December 31, 2014 and 2015, and the related statements of operations, retained earnings and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Mark V. Wilnewic, CPA

Mark V. Wilnewic, CPA
License #065-021225
Expires September 30, 2018

June 8, 2016

The Italian Cafe, LLC
Balance Sheet
December 31

	2015	2014
ASSETS		
Cash on hand and in bank	$0	$202
Accounts Receivable (net) - Notes 3 and 6	87,586	80,710
Due from affilated companies - Note 6	113,048	100,581
Other Current Assets	0	0
Total Current Assets	**200,634**	**181,493**
Investments	63,160	0
Total Assets	**$263,794**	**$181,493**
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable and accrued expenses	0	0
Accrued Salary and payroll taxes	0	0
Accrued Interest Payable	0	0
Due to affiliated companies - Note 6	79,711	188,917
Total Current Liabilities	**79,711**	**188,917**
MEMBERS' EQUITY		
Member's Equity - Common	0	0
Capital Contribution	176,000	1,000
Distributions	0	0
Retained Earnings		
Balance, January 1	(8,424)	0
Net Income for the Year	16,507	(8,424)
Balance, December 31	8,083	(7,424)
Total Members' Equity	**184,083**	**(7,424)**
Total Liabilities and Members' Equity	**$263,794**	**$181,493**

The accompanying footnotes are an integral part of these financial statements

The Italian Cafe, LLC
Statement of Earnings
December 31

	2015	2014
Revenue:		
Interest Income	$19,269	$1,556
Investment Income	6,141	$0
Total Revenues	$25,410	$1,556
Expenses:		
Automobile Expenses	0.00	427
Bank Service Charges	20	110
Dues and Subscriptions	0	51
Equipment	0	423
Licenses and Permits	0	1,459
Meals and Entertainment	872	1,558
Miscellaneous	145	0
Office Supplies	32	396
Printing and Reproduction	17	76
Professional Fees	500	0
Telephone	99	0
Travel	116	36
Total Expenses	1,801	4,536
Net Ordinary Income (Loss)	23,609	(2,980)
Interest Expense	(7,102)	(5,444)
Net Income (Loss)	$16,507	($8,424)

The Italian Cafe, LLC
Statement of Cash Flows
December 31

	2015	2014
OPERATING ACTIVITIES:		
Net Income (Loss)	$16,507	($8,424)
INVESTING ACTIVITIES:		
Decrease (Increase) in amount due from affilated companies - Note 5	(12,467)	(100,581)
Increase In Accounts Receivable	(6,877)	(80,710)
Net Cash from Investing Activities	($19,344)	($181,291)
FINANCING ACTIVITIES:		
Capital Contributions	175000	1,000
Increase (decrease) in amount due from affiliated companies - Note 5	(109,206)	188,917
Net Cash from Financing Activities	65,794	189,917
Net Cash Increase (Decrease)	($202)	$202
Beginning Cash Balance	202	0
Ending Cash Balance	$0	$202

The accompanying footnotes are an integral part of these financial statements

Note 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION, AND OTHER MATTERS

Organization – The Italian Café, LLC is a privately held limited liability company organized under the laws of Illinois to provide financing for restaurant / video gaming establishments.

Note 2 -   INCOME TAXES

The company has been organized as a limited liability company and has elected to be treated as a partnership under the provisions of the Internal Revenue Code. As such, the partners are taxed on their proportionate share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes have been included in the financial statements.

Note 3 – ACCOUNTS RECEIVABLE

	2015	2014
Due From Luigi's	$87,587	$80,710

Note 4 – DUE FROM AFFILIATES

	2015	2014
Due From The Italian Café, LLC Series A & C	113,048	$100,581

The Italian Café, LLC Series C has the same ownership as The Italian Café, LLC.

Note 5 – DUE TO AFFILIATES

	2015	2014
Due to Senior Homes, LLC	$74,695	$ 59,495
Due to The Italian Café, LLC Series B	581	500
Due to M2K	4,435	128,922
Total	$79,711	$188,917

A. Senior Homes, LLC owns a 50% interest in The Italian Café, LLC

B. M2K owns a 50% interest in The Italian Café, LLC

C. The Italian Café, LLC Series A, B and C all share the same ownership as The Italian Café, LLC